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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO 13D-1(a)

AND AMENDMENTS THERETO

FILED PURSUANT TO 13D-2(a)

(AMENDMENT NO. 4)

TITAN INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

8830M 10 2

(CUSIP Number)

CRAIG L. GODSHALL, ESQ.

DECHERT LLP

1717 ARCH STREET, SUITE 4000

PHILADELPHIA, PA 19103

(215)994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSON Court Square Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON CO

*	Represents shares directly beneficially owned by Court Square Capital Limited.

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSON Citicorp Banking Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON HC

*	Represents shares directly beneficially owned by Court Square Capital Limited.

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSON Citicorp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON HC

*	Represents shares directly beneficially owned by Court Square Capital Limited.

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSON Citigroup Holdings Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON HC

*	Represents shares directly beneficially owned by Court Square Capital Limited.

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSON Citigroup Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 6575* 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 6575*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6575*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .031%**

14	TYPE OF REPORTING PERSON HC

*	Represents shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup Inc.

**	Based on 21,197,320 shares outstanding as of March 22, 2004, as disclosed by the Company in its Schedule 14A filed on March 31, 2004.

ITEM I.	SECURITY & ISSUER

This Amendment No. 4 to the Schedule 13D filed on August 10, 2000, as amended by Amendment No. 1 filed on December 5, 2000, Amendment No. 2 filed on May 16, 2002 and Amendment No. 3 filed on September 6, 2002 (the “Schedule 13D”) relates to the Common Stock, no par value per share (“Common Stock”), of Titan International, Inc., an Illinois corporation (the “Company”). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 4. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

As discussed in Item 5(e) below, as a result of a Stock Purchase Agreement executed among Citicorp Venture Capital (“CVC”) and the Company on April 19, 2004, the “Reporting Persons” (as defined below) disposed of 4,894,464 shares of Common Stock.* Thus, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock. Accordingly, this is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.

ITEM 2.	IDENTITY AND BACKGROUND

The response to Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	This Amendment No. 4 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the “Exchange Act”): (i) Court Square Capital Limited, a Delaware corporation (“Court Square”), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation (“Citicorp Banking”), by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, a Delaware corporation (“Citicorp”), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings Company, a Delaware corporation (“Citigroup Holdings”) by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc., a Delaware corporation (“Citigroup”) by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (each, a “Reporting Person” and collectively, the “Reporting Persons”). Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup. Schedule A is incorporated into and made a part of this Amendment No. 4 to the Schedule 13D.

(b)	The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn’s Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

(c)	Court Square’s principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d)-(e)	On April 28, 2003 Salomon Smith Barney, Inc. (“SSB”), now named Citigroup Global Markets, Inc, a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 4 to the Schedule 13D are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The response to Item 4 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

On April 19, 2004 pursuant to a Stock Purchase Agreement among CVC and the Company which is filed as Exhibit A attached hereto, the Company repurchased 4,894,464 shares of Common Stock for a price of $15,000,000 plus an additional $5,000,000 upon the occurrence of certain events.*

Except as described in the Schedule 13D, as amended by this Amendment No. 4 to the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 4 to the Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The response to Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	As of April 19, 2004, each of Court Square, Citicorp Banking, Citicorp and Citigroup Holdings no longer beneficially owns any shares of the Company’s Common Stock; Citigroup beneficially owns 6,575 shares of the Company’s Common Stock.

(b)	Not applicable.

(c)	To the best knowledge of each of the Reporting Persons, except for the transactions contemplated by the Stock Purchase Agreement as described in Item 4, neither the Reporting Persons nor any of the persons named in Schedule A to this Amendment No. 4 to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for Managed Accounts with funds provided by third party customers).

(d)	No person other than Court Square has the right to receive or the power to direct the proceeds from the sale of the Common Stock owned by Court Square.

(e)	Each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock as of April 19, 2004. Accordingly, this is an exit filing and the Reporting Persons’ final amendment to the Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 and Exhibit A attached hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Stock Purchase Agreement between Citicorp Venture Capital (“CVC”) and the Company.

Exhibit B Joint Filing Agreement among the Reporting Persons.

*	The Stock Purchase Agreement, stating that the number of shares being sold was 4,917,464, will be amended after this filing to reflect the correct number of shares as stated herein. The Seller of the shares will also be amended to be Court Square Capital Limited.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: June 29, 2004

COURT SQUARE CAPITAL LIMITED

By:	/s/ Anthony T. Mirra
Name: Anthony T. Mirra Title: Vice President and Assistant Secretary

CITICORP BANKING CORPORATION

By:	/s/ Michael P. Humes
Name: Michael P. Humes Title: Vice President

CITICORP

By:	/s/ Serena D. Moe
Name: Serena D. Moe Title: Assistant Secretary

CITIGROUP HOLDINGS COMPANY

By:	/s/ Serena D. Moe
Name: Serena D. Moe Title: Assistant Secretary

CITIGROUP INC.

By:	/s/ Serena D. Moe
Name: Serena D. Moe Title: Assistant Secretary

SCHEDULE A

COURT SQUARE CAPITAL LIMITED

DIRECTORS

William T. Comfort

Michael A. Delaney

David F. Thomas

OFFICERS	TITLE
William T. Comfort	Director and Executive Officer
Michael A. Delaney	Director and Executive Officer
David F. Thomas	Director and Executive Officer
Byron L. Knief	Executive Officer
Jennifer Cappello-Ruggiero	Executive Officer
John Civantos	Executive Officer
Charles E. Corpening	Executive Officer
Ian D. Highet	Executive Officer
Richard E. Mayberry	Executive Officer
Thomas F. McWilliams	Executive Officer
Paul C. Schorr	Executive Officer
Joseph M. Silvestri	Executive Officer
Michael D. Stephenson	Executive Officer
James A. Urry	Executive Officer
John D. Weber	Executive Officer
Michael S. Gollner	Executive Officer
Lauren M. Connelly	Executive Officer
Anthony P. Mirra	Executive Officer
Darryl A. Johnson	Executive Officer

SCHEDULE A

CITIGROUP

DIRECTORS AND OFFICERS	TITLE
C. Michael Armstrong	Director
Alain J.P. Belda	Director (Brazil)
George David	Director
Kenneth T. Derr	Director
John M. Deutch	Director
The Honorable Gerald R. Ford	Honorary Director
Roberto Hernandez Ramirez	Director (Mexico)
Ann Dibble Jordan	Director
Dudley C. Mecum	Director
Richard D. Parsons	Director
Andrall E. Pearson	Director
Charles Prince	Director and Executive Officer
Robert E. Rubin	Director and Executive Officer
Franklin A. Thomas	Director
Sanford I. Weill	Director and Executive Officer
Robert B. Willumstad	Director and Executive Officer
Winfried F.W. Bischoff	Executive Officer (United Kingdom and Germany)
David C. Bushnell	Executive Officer
Michael A. Carpenter	Executive Officer
Robert Druskin	Executive Officer
Stanley Fischer	Executive Officer
William P. Hannon	Executive Officer
Michael S. Helfer	Executive Officer
Thomas W. Jones	Executive Officer
Sallie L. Krawcheck	Executive Officer
Marjorie Magner	Executive Officer
Deryck C. Maughan	Executive Officer (United Kingdom)
Victor J. Menezes	Executive Officer
William R. Rhodes	Executive Officer
Todd S. Thomson	Executive Officer

EXHIBIT NO.	SEQUENTIAL NUMBERED PAGE
Exhibit A — Stock Purchase Agreement between CVC and the Company.
Exhibit B — Joint Filing Agreement among the Reporting Persons.